Steven P. Rasche

Executive Vice President

and Chief Financial Officer

(314) 342-3348

September 9, 2014

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington D.C., 20549

Re:	The Laclede Group, Inc.

Item 4.01 Form 8 –K

Filed September 4, 2014

Laclede Gas Company

Item 4.01 Form 8 –K

Filed September 4, 2014

Alabama Gas Corporation

Item 4.01 Form 8 –K

Filed September 4, 2014

Dear Ms. Thompson:

The Laclede Group, Inc., Laclede Gas Company and Alabama Gas Corporation (collectively, “we”, “us”, or “our”) have received your comment letter dated September 9, 2014 regarding disclosures under Item 4.01 of our Form 8-K filed on September 4, 2014. We have set forth below your comments along with our responses:

Item 4.01 Forms 8-K, Filed September 4, 2014

1.

We note you disclose that Alabama Gas Corp. (Alagasco) had a reportable event during its two most recent fiscal years ended December 31, 2013 and 2012 and the subsequent interim period through September 2, 2014, in that there was a material weakness in Alagasco’s internal controls over financial reporting. However, you have not provided all of the disclosures required by Item 304(a)(10(iv) for this reportable event. Please tell us how you considered providing disclosure regarding Alagasco’s former Chief Financial Officer’s override of its internal controls over financial reporting during the quarters ended June 30, 2013 and September 30, 2013 in this Item 4.01 Form 8-K rather than providing a cross-reference to

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disclosures in Alagasco’s September 30, 2013 Form 10-Q and why you believe a cross reference satisfies the requirement of Item 304(a)(1)(iv)(A) to describe each reportable event. In addition, please revise your disclosure to state whether any audit or similar committee of the board of directors, or the board of directors of Alagasco, discussed this matter with the former accountant. Please also disclose whether you and Alagasco have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning this reportable event and, if not, describe the nature of any limitation there on and the reason therefor.

Response:

To address the disclosure matter raised in the comment, we will file an amendment to our Form 8-K to revise the second and third paragraphs of the Item to read as set forth below. New disclosures are underlined:

During Alagasco’s fiscal years ended December 31, 2013 and 2012 and in the subsequent period through September 2, 2014, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused it to make reference to the subject matter of the disagreements in connection with its audit report on the financial statements for such year. In addition, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Exchange Act, except for the material weakness in Alagasco’s internal control over financial reporting disclosed in Item 4. Controls and Procedures of Alagasco’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2013, in which Alagasco identified a material weakness in its internal control over financial reporting related to failure by Alagasco’s principal accounting officer to operate within Alagasco’s code of conduct. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Due to this weakness, certain controls were overridden at Alagasco resulting in an immaterial understatement of expenses for the quarter ended June 30, 2013 of approximately $76,000. Because the override was identified by Alagasco management prior to preparation of financial statements for the quarter ended September 30, 2013, it did not result in misstatement for that quarter. Alagasco management, with the participation of its chief executive officer and chief financial officer, took action to remediate the material weakness described above including the following: the principal accounting officer who overrode the control was separated from Alagasco; a qualified successor principal accounting officer was elected by the Alagasco Board of Directors; in addition to an ongoing annual training process, the importance of adherence to Alagasco’s statement of principles and business conduct guidelines as well as compliance with applicable accounting and reporting principles was reviewed and reinforced with key accounting personnel; and the importance of timely, complete and accurate recording of expenses was reviewed and reinforced with the Alagasco officers. Alagasco management completed the remediation measures

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described above and, as of December 31, 2013, concluded that the steps taken have remediated the material weakness. This matter was discussed among Alagasco management, the Audit Committee of Energen, which at the time was the sole shareholder of Alagasco, and PwC. PwC has been authorized to respond fully to the inquiries of Deloitte & Touche, LLP (“Deloitte”), the successor accountant, concerning this reportable event.

Alagasco provided PwC with a copy of this disclosure in Item 4.01 and requested that PwC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter dated September 9, 2014 is filed as Exhibit 16.1 to this Current Report on Form 8-K/A.

2.	When you amend your filing for the above matters, please provide an updated Exhibit 16, letter from PwC indicating whether they agree with your revised disclosures.

Response:

Our amendment to our Form 8-K will include an updated Exhibit 16.1 from PwC indicating whether they agree with our revised disclosures.

*     *     *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing addresses the comments in your letter, but if any items require clarification, please contact me at the phone number listed above, or in my absence, Mary Kullman at 314-342-0531. if you have any further questions or comments.

Respectfully submitted,

/s/ Steven P. Rasche

www.TheLacledeGroup.com

Cc:	Sondra Snyder, SEC

Mary Kullman, The Laclede Group

Sondra Brown, The Laclede Group

www.TheLacledeGroup.com